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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

MAR 3 0 2021

Washington DC
416

SEC FILE NUMBER

B-67807

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING _01/01/2020_ AND ENDING _12/31/2020_
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: _TRADING SCREEN BROKERAGE SERVICES_

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE PENN PLAZA, 49TH FLOOR
(No. and Street)

NEW YORK   _NY_   _10019_
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
BHASKARRAY BAROT   _212-359-4068_
                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MAYER HOFFMAN MCCANN CPA'S
(Name – if individual, state last, first, middle name)

1065 AVE OF THE AMERICAS   _NYC_   _NY_   _10018_
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

OATH OR AFFIRMATION

I, _BHASKARRAY BAROT_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _TRADINGSCREEN BROKERAGE SERVICES , LLC_____, as of _DECEMBER 31_____, 20_20_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

CHIEF EXECUTIVE OFFICER
Title

_/M/MT_____ _2/11/2021_
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



The New York Practice of Mayer Hoffman McCann P.C.
An Independent CPA Firm

5 Bryant Park at 1065 Avenue of the Americas ⁑ New York, NY 10018
Phone: 212.790.5700 ⁊ Fax: 816.897.1387 ⁑ www.mhmcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
TradingScreen Brokerage Services, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of TradingScreen Brokerage Services, LLC (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Mayer Hoffman McCann CPAs

We have served as the Company's auditor since 2007.

New York, New York
March 23, 2021



TRADINGSCREEN BROKERAGE SERVICES, LLC

Index

TRADINGSCREEN BROKERAGE SERVICES, LLC
Statement of Financial Condition
December 31, 2020

ASSETS

Cash	$ 201,199
Accounts receivable (Note 3)	33,204
Prepaid expenses and other current assets	1,017
	$ 235,420

LIABILITIES AND MEMBER'S CAPITAL

Due to parent (Note 4)	$ 119,292
Accounts payable	5,096
	124,388
Member's capital	111,032
	$ 235,420

See accompanying notes.

Note 1 -   Nature of Business

TradingScreen Brokerage Services, LLC (a limited liability Company) (the "Company") was organized in Delaware on December 14, 2006 and serves as a registered broker-dealer under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority. The Company has been approved to refer institutional customers to other registered broker-dealers. The Company is a wholly-owned subsidiary of TradingScreen, Inc. (the "Parent").

Because the Company is a limited liability Company, no member, director, manager, agent or employee of the Company is personally liable for the debts, obligations or liabilities of the Company, whether arising in contract, tort or otherwise, or for the acts or omissions of any member, director, manager, agent or employee of the Company.

Note 2 -   Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financials statement has been prepared in accordance with accounting principles generally accepted in the United States (GAAP).

Use of Estimates

The preparation of statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes transaction-based fee revenue in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 606, "Revenue from Contracts with Customers". Revenue is recognized when control of the promised goods or services is transferred to the customer in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services.

The Company has services agreements with third-party brokers from which the Company earns fees for facilitating the routing of customer trade orders for execution by the brokers. Under these agreements, the brokers transfer a portion of their commissions on such

Note 2 -   Summary of Significant Accounting Policies (continued)

Revenue Recognition (continued)

executed trade orders to the Company in consideration for the Company's services. These monthly transaction-based fees are determined based either on a percentage of the net commissions earned by the brokers or on the volume of the trades routed and executed. These fees can also be variable based on volume discounts; however, the total fee is determined at the end of each month, which resolves any uncertainty in the transaction price. Fees are billed monthly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods. Payment is generally due within 30 days.

The Company does not have significant contract assets or liabilities at December 31, 2020. There are no unsatisfied performance obligations at December 31, 2020.

Allowance for doubtful accounts

Accounts receivable are typically due either upon invoicing or within thirty days. An allowance for doubtful accounts is provided based upon a periodic analysis of individual account balances. At December 31, 2020, the Company determined that no allowance for doubtful accounts is necessary.

Income Taxes

A limited liability Company is not a tax paying entity at the corporate level. Each member is individually responsible for their share of the Company's income or loss for income tax reporting purposes.

The Company follows the provisions of FASB ASC 740, "Income Taxes", related to the accounting for uncertainty in income taxes. As of December 31, 2020, the Company has no unrecognized tax benefits. The Company is subject to the examination for New York City Unincorporated Business Tax for 2017 and thereafter.

Note 2 -   Summary of Significant Accounting Policies (continued)

Adoption of New Accounting Standard

In December 2019, the FASB issued Account Standards Update ("ASU") ASU 2019-12 Income Taxes - Topic 740 - Simplifying the Accounting for Income Taxes ("ASU 2019-12"). This ASU was issued as part of the FASB's simplification initiative aimed at reducing overall complexity in accounting standards while maintaining or improving the usefulness of information provided to users of financial statements. ASU 2019-12 clarifies that an entity such as a single member limited liability company which is not subject to tax and disregarded by the tax authority is not required to include in their separate financial statements amounts of consolidated and deferred taxes.

During 2020, the Company elected to early adopt this ASU with an effective date of January 1, 2020. The early adoption did not have a material impact to the Company's accounting for income taxes.

Note 3 -   Concentration of Credit Risk

Cash

The Company maintains its cash balance at one bank. Accounts are insured by the Federal Deposit Insurance Corporation up to $250,000. To date, the Company has not experienced any losses on its account.

Accounts Receivable

The concentration of credit risk in the Company's accounts receivable is mitigated by the Company's credit evaluation process, short collection terms and monitoring procedures. At December 31, 2020, three customers accounted for 91% of the company's accounts receivables.

Note 4 -   Related Party Transactions

The Company has entered into an expense sharing agreement with its Parent whereby certain indirect costs of the Parent, such as rent, administrative expense and audit fees, are allocated to the Company. The Parent also provides the Company use of the technology platform and infrastructure which is developed, maintained and serviced by the Parent. As of December 31, 2020, $119,292 is outstanding.

Note 5 - <u>Net Capital Requirements</u>

Pursuant to the basic uniform net capital provisions of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital, as defined in such provisions. Further, the provisions require that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $76,811 which exceeded the minimum requirement of $8,293 by $68,518. The Company's ratio of aggregate indebtedness to net capital was 1.62 to 1.

Note 6 - <u>Subsequent Events</u>

The Company has evaluated subsequent events through issuance and have determined that there are no significant subsequent events to report.